March 7, 2012

Laura Crotty

Jeffrey P. Riedler

Assistant Director

United States

Securities and Exchange Commission

Washington, D.C. 20549

Re:

Stuart King Capital Corp.

Registration Statement on Form S-1/A

Filed February 28, 2012

File Number 333-176953

Lady and Gentlemen,

Please find below the Company’s responses to your comment letter of March 5, 2012.

General

1. Please file an updated consent with your next amendment.

Updated consent attached.

Summary Information and Risk Factors, page 5

The Company, page 6

2. We note that the fiscal year end has been changed from December 31 to June 30. Please confirm whether Article VIII of the Bylaws filed as Exhibit 3 with the original S-1 on September 22, 2011 has been amended.

Amended Bylaws attached as an exhibit.

Unaudited Statements of operations data, page 9

3. Please refer to your response to comment five. As previously requested, please revise the Statements of Operations data on page 9 to agree with the unaudited Statement of Operations on page F-12. For example, the Net Income (Loss) on page 9 is zero but the amount shown on page F-12 is a net loss of $(25,360).

Revised.

Financial Statements

Statement of Changes in Stockholders’ (Deficit) Equity, page F-4

4. Please refer to your response to comment 11. We note that you changed the description of the line item ‘Net Loss’ rather than the column line item ‘accumulated deficit’. Please revise both the audited and unaudited Statements of Changes in Stockholders’ (Deficit) Equity to change the line item description back to ‘Net Loss’ and change the column for ‘Accumulated Deficit’ to a more descriptive caption such as ‘deficit accumulated during the development stage.’

Revised.

Unaudited Balance Sheets, page F-11

5. Please refer to your response to comment 12. Please revise the line item for Common Stock to clarify that the amounts are as of December 31, 2011, to be consistent with the updated financial statements.

Clarified that the amounts are as of Dec. 31, 2011.

Unaudited Statements of Cash Flows, page F-14

6. Please add a line under ‘Adjustments to reconcile net loss to net cash used by operating activities’ to clarify that the $360 relates to Accounts Payable.

Line added.

Very truly yours,

/s/ Eric Anderson

Eric Anderson, President

Stuart King Capital Corp.